UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On June 11, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held the 2nd meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
Determination of the ex-dividend record date for common shares;
(2)
Appointment of members to the 6th Remuneration Committee; and
(3)
Approved ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), the subsidiary of the Company to proceed with a capital reduction.

On matter (1), the Annual Shareholders’ Meeting resolved that NT$1.80 per common share will be distributed to shareholders in cash from earnings of the prior year. The Board resolved that the ex-dividend record date for common shares will be July 5, 2024. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from July 1 to July 5, 2024. The last transfer date before the book closure period will be June 30, 2024, which falls on a weekend. Any person holding the Company’s common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., June 28, 2024, Friday, in person, or by post as per date of postmark by June 30, 2024. The cash dividend distribution date will be July 19, 2024. The Company will carry out the process of book closure with data provided by the Taiwan Depository and Clearing Corporation (“TDCC”) without further notice.

On matter (2), the Board resolved to appoint members of the 6th Remuneration Committee. The effective date of the new appointments is June 11, 2024. The appointed members are as follows:

(i)
Yeong-Her Wang: Independent Director of the Company;
(ii)
Yuh-Fong Tang: Independent Director of the Company; and
(iii)
Jyh-Chau Wang: Independent Director of the Company.

On matter (3), to comply with the group’s operational planning and improve the efficiency of the application of funds, the Board approved ChipMOS BVI to conduct a capital reduction. The capital reduction will be US$92,159,000, equivalent to approximately 47.72% of the paid-in capital of ChipMOS BVI, which is represented by 1,151,987,500 issued shares of ChipMOS BVI. The amount of paid-in capital after capital reduction will be US$100,960,438. The Shareholders Meeting of ChipMOS BVI and the record date for capital reduction will be June 11, 2024.